

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

September 25, 2009

By U.S. mail and facsimile to (212) 291-9433

Mr. Ricardo Soler, Chief Financial Officer
Tenaris S.A.
46a, Avenue John F. Kennedy – 2nd Floor
L-1855 Luxembourg

RE: Tenaris S.A.
Form 20-F for the fiscal year ended December 31, 2008
Filed June 30, 2009
File No. 1-31518

Dear Mr. Soler:

We have reviewed your response letter dated August 19, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

<u>Form 20-F for the year ended December 31, 2008</u>

<u>Business Segments, page 18</u>

1. We have read your response to comment 2 in our letter dated July 29, 2009 and the CODM report provided to us on September 21, 2009. Please clarify for us who the CODM is pursuant to paragraph 7 of IFRS 8, and how you reached that determination. If your CODM receives disaggregated financial reports with profitability data by geographic region, then please provide us a representative copy of those materials. If you wish to have this information treated as confidential, please refer to Freedom of Information Act Rule 200.83. Please refer to Rule 418 of the Securities Act and Rule 12b-4 of the Exchange Act if you plan to seek return of this information. In order to facilitate the return of this information, please include a self-addressed, postage paid package. Alternatively you may request that we shred and dispose of the materials. You have told us that the disaggregated sales data for the Tubes segment is intended to provide additional information. However, if this disaggregated data by geographic location is reviewed by the CODM on a regular basis to make resource allocation decisions and assess performance, then this set of components would constitute the operating segments. We may have further comment.

Item 5. Operating and Financial Review and Prospects, page 40

Critical Accounting Policies, page 42

2. We have read your response to comment 3 in our letter dated July 29, 2009. You have told us that in future filings you will expand the disclosure relating to material impairment charges, including a discussion of the factors that precipitated the impairment and, if appropriate a sensitivity analysis of the material assumptions and estimates used regarding the amount of impairment recognized. Based on this statement, it does not appear that you intend to include the clarifying information you have provided in your response related to this specific fourth quarter 2008 impairment charge. Please tell us whether all of the requested disclosures will be provided in future filings. If not, please explain why not.

* * * *

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Branch Chief